SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 14, 2002

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1.	Free Translation of letter to the Buenos Aires Stock Exchange dated November 8, 2002, Regarding the Resignation of the General Secretary of the Board of Directors.

2.	Free Translation of letter to the Buenos Aires Stock Exchange dated November 8, 2002, Regarding the Appointment of a new individual to the Position Responsible of Market Relations.

ITEM 1

Telefónica Holding de Argentina S.A

FREE TRANSLATION

Buenos Aires, November 8, 2002

Buenos Aires Stock Exchange
Present

Re.: Resignation of the General Secretary of the Board of Directors.
Appointment of replacement.

Dear Sirs:

I am pleased to address you on behalf of Telefónica Holding de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with the provisions established in Article 23 of the of the Buenos Aires Stock Exchange.

In this regard, I hereby inform you that the Board of Directors of Telefónica Holding de Argentina S.A., accepted the resignation presented by Mr. Fernando Raúl Borio, for the positions of Alternate Director and General Secretary of the Board of Directors due to personal reasons. The Board of Directors appointed Mr. Manuel Alfredo Alvarez Trongé as the replacement for both positions.

Very truly yours,
Pablo Llauró
Attorney in Fact

ITEM 2

Telefónica Holding de Argentina S.A

FREE TRANSLATION

Buenos Aires, November 8, 2002

Buenos Aires Stock Exchange
Present

Re.: Appointment of a new individual to the Position
Responsible of Market Relations.

Dear Sirs:

I am pleased to address you on behalf of Telefónica Holding de Argentina S.A, domiciled at Tucumán 1, 18th floor, in order to inform you, in compliance with the provisions established in Article 5. of Decree No. 677/01, that the Board of Directors, along with the Supervisory Commission appointed Mr. Manuel Alfredo Alvarez Trongé as the individual Responsible of Market Relations, according to the terms of the cited norm.

Very truly yours,
Pablo Llauró
Attorney in Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: November 14, 2002	By:	/S/ PABLO LUIS LLAURÓ
Name: Pablo Luis Llauró
Title: Assistant General Counsel